CHARLENE GRANT
Vice President, Counsel
Law Department
Phone: 949-219-7286
Fax: 949-219-3706
Charlene.Grant@pacificlife.com

June 11, 2015

Deborah D. Skeens

Senior Counsel

Office of Insurance Products

Division of Investment Management

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549-0506

Re:	Pacific Select Exec Separate Account of Pacific Life Insurance Company
Initial Registration Statement on Form N-6 (Pacific Select VUL-Accumulation)
File Nos. 333-202248, 811-05563

Dear Ms. Skeens:

On behalf of Pacific Life Insurance Company (“Pacific Life” or the “Company”), Pacific Select Exec Separate Account of Pacific Life (811-05563) (hereinafter collectively referred to as “Registrant”), set forth below are responses to Staff comments dated June 8, 2015, in connection with the above referenced Registration Statement on Form N-6, filed February 24, 2015. The changes made in connection with this response will be reflected in a Pre-Effective Amendment to the above referenced Registration Statement.

Fee Tables

1. Please confirm supplementally that all waivers extend for a period of 12 months from the date of this prospectus.

Response: We hereby confirm that any waiver and/or expense reimbursement agreements generally will remain in effect for a period of 12 months from the date of this prospectus (certain Funds extend through April 30, 2016). Generally, these agreements are renewed on an annual basis.

General Information About Your Policy

2. Income Benefit (p. 79):

Please disclose that the income benefit plan is not a part of the contract.

Response: We modified the first paragraph under the Income Benefit subsection as follows [new disclosure underlined for your reference]:

All or part of any Death Benefit proceeds and Net Cash Surrender Value proceeds, when due and paid, may be distributed over a period of time instead of being paid in a lump sum. If you elect to distribute the proceeds over a

Ms. Skeens

June 11, 2015

period of time, you may select any one, or a combination of the income benefit plans available, subject to our minimum amount requirements on the date of election. At the time of death, if an income benefit plan has not been selected, the Beneficiary may select one that is available. If the payee is not a natural person, the choice of a payment option will be subject to our approval. Prior to any payment, you may contact us to obtain information on our currently available plans. There are no income benefit plans that are specified within your Policy.

Tandy Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Registrant and its management are in possession of all facts relating to the Registrant’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
●	the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: We will make the appropriate acknowledgments when a request for acceleration is made.

I believe that the foregoing is responsive to Staff comments. If you have any questions, please call me at (949) 219-7286. Thank you.

Sincerely,

/s/ CHARLENE GRANT Charlene Grant